SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 32209; File No. 812-14497]

Blackrock Funds, et al.; Notice of Application

August 8, 2016

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order pursuant to: (a) section 6(c) of the Investment Company Act of 1940 ("Act") granting an exemption from sections 18(f) and 21(b) of the Act; (b) section 12(d)(1)(J) of the Act granting an exemption from section 12(d)(1) of the Act; (c) sections 6(c) and 17(b) of the Act granting an exemption from sections 17(a)(1), 17(a)(2) and 17(a)(3) of the Act; and (d) section 17(d) of the Act and rule 17d-1 under the Act to permit certain joint arrangements and transactions.

Summary of the Application: Applicants request an order that would permit certain registered open-end management investment companies to participate in a joint lending and borrowing facility.

Applicants: Blackrock Funds; Blackrock Funds II; BBIF Government Securities Fund; BBIF Money Fund; BBIF Tax-Exempt Fund; BBIF Treasury Fund; BIF Government Securities Fund; BIF Money Fund; BIF Multi-State Municipal Series Trust; BIF Tax-Exempt Fund; BIF Treasury Fund; Blackrock Emerging Markets Fund, Inc.; Blackrock Financial Institutions Series Trust; Blackrock Index Funds, Inc.; Blackrock Large Cap Series Funds, Inc.; Blackrock Latin America Fund, Inc.; Blackrock Liquidity Funds; Blackrock Master LLC; Blackrock Pacific Fund, Inc.; Blackrock Series, Inc.; Master Government Securities LLC; Master Large Cap Series LLC; Master Money LLC; Master Tax-Exempt LLC; Master Treasury LLC; Quantitative Master

Series LLC; Ready Asset Government Liquidity Fund; Ready Assets U.S.A. Government Money Fund; Ready Assets U.S. Treasury Money Fund; Retirement Series Trust; Blackrock Allocation Target Shares; Blackrock Balanced Capital Fund, Inc.; Blackrock Basic Value Fund, Inc.; Blackrock Bond Fund, Inc.; Blackrock California Municipal Series Trust; Blackrock Capital Appreciation Fund, Inc.; Blackrock Cori Funds; Blackrock Equity Dividend Fund; Blackrock Eurofund; Blackrock Focus Growth Fund, Inc.; Blackrock Global Allocation Fund, Inc.; Blackrock Global Smallcap Fund, Inc., Blackrock Long-Horizon Equity Fund; Blackrock Mid Cap Value Opportunities Series, Inc.; Blackrock Multi-State Municipal Series Trust; Blackrock Municipal Bond Fund, Inc.; Blackrock Municipal Series Trust; Blackrock Natural Resources Trust; Blackrock Series Fund, Inc.; Blackrock Strategic Global Bond Fund, Inc.; Blackrock Value Opportunities Fund, Inc.; Blackrock Variable Series Funds, Inc.; FDP Series, Inc.; Managed Account Series; Master Bond LLC; Master Focus Growth LLC; Master Value Opportunities LLC; Blackrock Funds III; Master Investment Portfolio; Funds For Institutions Series; and Master Institutional Money Market LLC (together with each investment company listed in Exhibit A-1 to the application, a "Company" and collectively, the "Companies"); Blackrock Advisors, LLC and Blackrock Fund Advisors (each, an "Adviser," and together, the "Advisers").

Filing Dates: The application was filed on June 26, 2015, and amended on November 20, 2015, May 13, 2016 and August 5, 2016.

Hearing or Notification of Hearing**:** An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on September 2, 2016 and

should be accompanied by proof of service on the applicants, in the form of an affidavit, or, for

lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state

the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter,

the reason for the request, and the issues contested. Persons who wish to be notified of a hearing

may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE,

Washington, DC, 20549-1090; Applicants: Benjamin Archibald, Esq., BlackRock Advisors,

LLC, 55 East 52 Street, New York, NY 10055 and John A. MacKinnon, Esq., Sidley Austin

LLP, 787 Seventh Avenue, New York, NY 10019.

For Further Information Contact: Laura L. Solomon, Senior Counsel, at (202) 551-6915 or

Daniele Marchesani, Branch Chief, at (202) 551-6821 (Division of Investment Management,

Chief Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number, or

an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by

calling (202) 551-8090.

Applicants' Representations:

1.	Each Company is organized as a Massachusetts business trust, a Delaware

statutory trust, a Delaware limited liability company, or a Maryland corporation and is registered

under the Act as an open-end management investment company. Each Company has issued

shares of one or more series, each series of shares with its own distinct investment objectives, policies and restrictions. Certain of the Funds[1] either are or may be money market funds that comply with rule 2a-7 under the Act (each a "Money Market Fund" and collectively, the "Money Market Funds"). BlackRock Advisors is a Delaware limited liability company and BFA is a California corporation, each is registered as an investment adviser under the Investment Advisers Act of 1940 ("Advisers Act). BlackRock Advisors and BFA are under common control by virtue of having the same ultimate parent, BlackRock, Inc.[2]

2.   The Funds may lend cash to banks or other entities by entering into repurchase agreements or purchasing other short-term money market instruments. Certain of the Funds are parties to an unsecured revolving credit agreement with a group of lenders ("Credit Agreement"). The Funds may borrow under the Credit Agreement to meet shareholder redemptions and for other lawful purposes.

3.   If Funds that experience a cash shortfall were to borrow under the Credit Agreement (or another credit facility), they would pay interest at a rate that is likely to be higher than the rate that could be earned by non-borrowing Funds on investments in repurchase agreements and other short-term money market instruments. Applicants assert the difference between the higher rate paid on a borrowing and what a bank pays to borrow under repurchase agreements or other arrangements represents the bank's profit for serving as the middleperson

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[1] Applicants request that the order apply to the applicants and to any existing or future registered open-end management investment company or series thereof for which BlackRock Advisors or BFA or any successor thereto or an investment adviser controlling, controlled by, or under common control (within the meaning of section 2(a)(9) of the Act) with BlackRock Advisors or BFA or any successor thereto serves as investment adviser (each a "Fund" and collectively the "Funds" and each such investment adviser an "Adviser"). For purposes of the requested order, "successor" is limited to any entity that results from a reorganization into another jurisdiction or a change in the type of a business organization.

[2] All Funds that currently intend to rely on the requested order have been named as applicants. Any other Fund that relies on the requested order in the future will comply with the terms and conditions of the application.

between a borrower and lender and is not attributable to any material difference in the credit quality or risk of such transactions.

4.   The requested relief would permit the applicants to participate in an interfund lending facility ("InterFund Program") that would permit each Fund to lend money directly to and borrow money directly from other Funds for temporary purposes (each, an "InterFund Loan"). The Money Market Funds typically will not participate as borrowers under the InterFund Program. Applicants state that the requested relief will enable the Funds to access an available source of money and reduce costs incurred by the Funds that need to obtain loans for temporary purposes and permit those Funds that have uninvested cash available: (i) to earn a return on the money that they might not otherwise be able to invest; or (ii) to earn a higher rate of interest on investment of their short-term balances.

5.   Applicants anticipate that the proposed InterFund Program would provide a borrowing Fund with a source of liquidity at a rate lower than the bank borrowing rate at times when the cash position of the Fund is insufficient to meet temporary cash requirements. This situation could arise when shareholder redemptions exceed anticipated volumes and certain Funds have insufficient cash on hand to satisfy such redemptions. When the Funds liquidate portfolio securities to meet redemption requests, they often do not receive payment in settlement for up to three days (or longer for certain foreign transactions). However, redemption requests normally are effected on the day following the trade date. The proposed InterFund Program would provide a source of immediate, short-term liquidity pending settlement of the sale of portfolio securities.

6.   Applicants also anticipate that a Fund could use the InterFund Program when a sale of securities "fails" due to circumstances beyond the Fund's control, such as a delay in the

delivery of cash to the Fund's custodian or improper delivery instructions by the broker effecting the transaction. "Sales fails" may present a cash shortfall if the Fund has undertaken to purchase a security using the proceeds from securities sold. Alternatively, the Fund could: (i) "fail" on its intended purchase due to lack of funds from the previous sale, resulting in additional cost to the Fund; or (ii) sell a security on a same-day settlement basis, earning a lower return on the investment. Use of the InterFund Program under these circumstances would enable the Fund to have access to immediate short-term liquidity.

7.	While bank borrowings and/or custodian overdrafts generally could supply Funds with a portion of the needed cash to cover unanticipated redemptions and sales fails, under the proposed InterFund Program, a borrowing Fund would pay lower interest rates than those that would be payable under short-term loans offered by banks or custodian overdrafts. In addition, Funds making short-term cash loans directly to other Funds would earn interest at a rate higher than they otherwise could obtain from investing their cash in repurchase agreements or certain other short term money market instruments. Thus, applicants assert that the proposed InterFund Program would benefit both borrowing and lending Funds.

8.	The interest rate to be charged to the Funds on any Interfund Loan (the "InterFund Loan Rate") would be the average of the "Repo Rate" and the "Bank Loan Rate," both as defined below. The Repo Rate would be the highest current overnight repurchase agreement rate available to a lending Fund. The Bank Loan Rate for any day would be calculated by the InterFund Program Team, as defined below, on each day an InterFund Loan is made according to a formula established by each Fund's Board of Trustees, Board of Directors or Board of Managers, as applicable (each a "Board," and collectively the "Boards") intended to approximate the lowest interest rate at which a bank short-term loan would be available to the Fund. The formula would be based upon a publicly available rate (e.g., Federal funds rate and/or LIBOR) plus an additional spread of basis points and would vary with this rate so as to reflect changing bank loan rates. The initial formula and any subsequent modifications to the formula would be subject to the approval of each Fund's Board. In addition, the Board of each Fund would periodically review the continuing appropriateness of reliance on the formula used to determine the Bank Loan Rate, as well as the relationship between the Bank Loan Rate and current bank loan rates that would be available to the Fund.

9.　　　Certain members of the Adviser's and/or their affiliates' administrative and other personnel (the "InterFund Program Team"), which may include one or more investment professionals, including individuals involved in making investment decisions regarding short-term investments in the Money Market Funds ("Money Market portfolio managers"), would administer the InterFund Program. No portfolio manager of any Fund, (other than Money Market portfolio managers) would serve as a member of the InterFund Program Team. Under the proposed InterFund Program, the portfolio managers for each participating Fund could provide standing instructions to participate daily as a borrower or lender. The InterFund Program Team on each business day would collect data on the uninvested cash and borrowing requirements of all participating Funds. Once the InterFund Program Team has determined the aggregate amount of cash available for loans and borrowing demand, the InterFund Program Team would allocate loans among borrowing Funds without any further communication from the portfolio managers of the Funds. All allocations made by the InterFund Program Team will require the approval by at least one member of the InterFund Program Team who is a high level employee, other than a Money Market portfolio manager. Applicants anticipate that there typically will be more available uninvested cash each day than borrowing demand. Therefore, after the InterFund Program Team has allocated cash for Interfund Loans, the InterFund Program Team will invest any remaining cash in accordance with the standing instructions of the relevant portfolio manager or such remaining amounts will be invested directly by the portfolio managers of the Funds.

10.   The InterFund Program Team would allocate borrowing demand and cash available for lending among the Funds on what the InterFund Program Team believes to be an equitable basis, subject to certain administrative procedures applicable to all Funds, such as the time of filing requests to participate, minimum loan lot sizes, and the need to minimize the number of transactions and associated administrative costs. To reduce transaction costs, each InterFund Loan normally would be allocated in a manner intended to minimize the number of participants necessary to complete the loan transaction. The method of allocation and related administrative procedures would be approved by the Boards of the Funds, including a majority of the Board members who are not "interested persons," as defined in section 2(a)(19) of the Act ("Independent Board Members"), to ensure that both borrowing and lending Funds participate on an equitable basis.

11.   The InterFund Program Team, on behalf of the Advisers, would: (a) monitor the InterFund Loan Rate and the other terms and conditions of the InterFund Loans; (b) limit the borrowings and loans entered into by each Fund to ensure that they comply with the Fund's investment policies and limitations; (c) implement and follow procedures designed to ensure equitable treatment of each Fund; and (d) make quarterly reports to the Board of each Fund concerning any transactions by the applicable Fund under the InterFund Program and the InterFund Loan Rate charged.

12.   The Advisers, through the InterFund Program Team, would administer the InterFund Program as disinterested fiduciaries as part of their duties under the investment management and administrative agreements with each Fund and would receive no additional fee as compensation for their services in connection with the administration of the InterFund Program. The Funds will bear transaction costs, including, without limitation, transaction, wire and other fees in connection with the facility, none of which would be paid to an Adviser. Such costs and fees would be no higher than those applicable for comparable bank loan transactions.

13.   No Fund may participate in the InterFund Program unless: (a) the Fund has obtained shareholder approval for its participation, if such approval is required by law; (b) the Fund has fully disclosed all material information concerning the InterFund Program in its prospectus and/or statement of additional information; and (c) the Fund's participation in the InterFund Program is consistent with its investment objectives, investment restrictions, policies, limitations and organizational documents.

14.   As part of the Board's review of the continuing appropriateness of a Fund's participation in the proposed InterFund Program as required by condition 14, the Board of the Fund, including a majority of the Independent Board Members, also will review the process in place to appropriately assess: (i) if the Fund participates as a lender, any effect its participation may have on the Fund's liquidity risk; and (ii) if the Fund participates as a borrower, whether the Fund's portfolio liquidity is sufficient to satisfy its obligations under the facility along with its other liquidity needs.

15.   In connection with the InterFund Program, applicants request an order under section 6(c) of the Act exempting them from the provisions of sections 18(f) and 21(b) of the Act; under section 12(d)(1)(J) of the Act exempting them from section 12(d)(1) of the Act; under

sections 6(c) and 17(b) of the Act exempting them from sections 17(a)(1), 17(a)(2), and 17(a)(3)

of the Act; and under section 17(d) of the Act and rule 17d-1 under the Act to permit certain joint

arrangements and transactions.

Applicants' Legal Analysis:

1.   Section 17(a)(3) of the Act generally prohibits any affiliated person of a registered

investment company, or affiliated person of an affiliated person, from borrowing money or other

property from the registered investment company. Section 21(b) of the Act generally prohibits

any registered management company from lending money or other property to any person,

directly or indirectly, if that person controls or is under common control with that company.

Section 2(a)(3)(C) of the Act defines an "affiliated person" of another person, in part, to be any

person directly or indirectly controlling, controlled by, or under common control with, such other

person. Section 2(a)(9) of the Act defines "control" as the "power to exercise a controlling

influence over the management or policies of a company," but excludes circumstances in which

"such power is solely the result of an official position with such company." Applicants state that

the Funds may be under common control by virtue of having common investment advisers

and/or by having common trustees, directors, managers and/or officers.

2.   Section 6(c) of the Act provides that an exemptive order may be granted where an

exemption is necessary or appropriate in the public interest and consistent with the protection of

investors and the purposes fairly intended by the policy and provisions of the Act. Section 17(b)

of the Act authorizes the Commission to exempt a proposed transaction from section 17(a)

provided that the terms of the transaction, including the consideration to be paid or received, are

fair and reasonable and do not involve overreaching on the part of any person concerned, and the

transaction is consistent with the policy of the investment company as recited in its registration

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statement and with the general purposes of the Act. Applicants believe that the proposed

arrangements satisfy these standards for the reasons discussed below.

3.   Applicants assert that sections 17(a)(3) and 21(b) of the Act were intended to

prevent a party with strong potential adverse interests to, and some influence over the investment

decisions of, a registered investment company from causing or inducing the investment company

to engage in lending transactions that unfairly inure to the benefit of such party and that are

detrimental to the best interests of the investment company and its shareholders. Applicants

assert that the proposed transactions do not raise these concerns because: (a) the Advisers,

through the InterFund Program Team members, would administer the InterFund Program as

disinterested fiduciaries as part of their duties under the investment management and

administrative agreements with each Fund; (b) all InterFund Loans would consist only of

uninvested cash reserves that the Fund otherwise would invest in short-term repurchase

agreements or other short-term investments; (c) the InterFund Loans would not involve a greater

risk than such other investments; (d) the lending Fund would receive interest at a rate higher than

it could otherwise obtain through short-term repurchase agreements or certain other short-term

investments; and (e) the borrowing Fund would pay interest at a rate lower than otherwise

available to it under its bank loan agreements. Moreover, applicants assert that the other terms

and conditions that applicants propose also would effectively preclude the possibility of any

Fund obtaining an undue advantage over any other Fund.

4.   Section 17(a)(1) of the Act generally prohibits an affiliated person of a registered

investment company, or any affiliated person of such a person, from selling securities or other

property to the investment company. Section 17(a)(2) of the Act generally prohibits an affiliated

person of a registered investment company, or any affiliated person of such a person, from purchasing securities or other property from the investment company. Section 12(d)(1) of the

Act generally prohibits a registered investment company from purchasing or otherwise acquiring

any security issued by any other investment company except in accordance with the limitations

set forth in that section.

5.   Applicants state that the obligation of a borrowing Fund to repay an InterFund

Loan could be deemed to constitute a security for the purposes of sections 17(a)(1) and 12(d)(1).

Applicants also state that any pledge of securities to secure an InterFund Loan by the borrowing

Fund to the lending Fund could constitute a purchase of securities for purposes of section

17(a)(2) of the Act. Section 12(d)(1)(J) of the Act provides that the Commission may exempt

persons or transactions from any provision of section 12(d)(1) if and to the extent that such

exemption is consistent with the public interest and the protection of investors. Applicants

submit that the requested exemptions meet the standards set forth in sections 6(c), 12(d)(1)(J)

and 17(b) of the Act and rule 17d-1 under the Act. Applicants also state that the requested relief

from section 17(a)(2) of the Act meets the standards of section 6(c) and 17(b) because any

collateral pledged to secure an InterFund Loan would be subject to the same conditions imposed

by any other lender to a Fund that imposes conditions on the quality of or access to collateral for

a borrowing (if the lender is another Fund) or the same or better conditions (in any other

circumstance).

6.   Applicants state that section 12(d)(1) was intended to prevent the pyramiding of

investment companies in order to avoid imposing on investors additional and duplicative costs

and fees attendant upon multiple layers of investment companies. Applicants submit that the

proposed InterFund Program does not involve these abuses. Applicants note that there will be no

duplicative costs or fees to the Funds or their shareholders, and that each Adviser will receive no additional compensation for its services in administering the InterFund Program. Applicants also

note that the purpose of the proposed InterFund Program is to provide economic benefits for all

the participating Funds and their shareholders. Section 18(f)(1) of the Act prohibits open-end

investment companies from issuing any senior security except that a company is permitted to

borrow from any bank, provided, that immediately after the borrowing, there is asset coverage of

at least 300 per centum for all borrowings of the company. Under section 18(g) of the Act, the

term "senior security" generally includes any bond, debenture, note or similar obligation or

instrument constituting a security and evidencing indebtedness. Applicants request exemptive

relief under section 6(c) from section 18(f)(1) to the limited extent necessary to implement the

InterFund Program (because the lending Funds are not banks).

       7.   Applicants believe that granting relief under section 6(c) is appropriate because

the Funds would remain subject to the requirement of section 18(f)(1) that all borrowings of a

Fund, including combined InterFund Loans and bank borrowings, have at least 300% asset

coverage. Based on the conditions and safeguards described in the application, applicants also

submit that to allow the Funds to borrow from other Funds pursuant to the proposed InterFund

Program is consistent with the purposes and policies of section 18(f)(1).

       8.   Section 17(d) of the Act and rule 17d-1 under the Act generally prohibit an

affiliated person of a registered investment company, or any affiliated person of such a person,

when acting as principal, from effecting any joint transaction in which the investment company

participates, unless, upon application, the transaction has been approved by the Commission.

Rule 17d-1(b) under the Act provides that in passing upon an application filed under the rule, the

Commission will consider whether the participation of the registered investment company in a

joint enterprise, joint arrangement or profit sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of the other participants.

9.   Applicants assert that the purpose of section 17(d) is to avoid overreaching by and unfair advantage to insiders. Applicants assert that the InterFund Program is consistent with the provisions, policies and purposes of the Act in that it offers both reduced borrowing costs and enhanced returns on loaned funds to all participating Funds and their shareholders. Applicants note that each Fund would have an equal opportunity to borrow and lend on equal terms consistent with its investment policies and fundamental investment limitations. Applicants assert that each Fund's participation in the proposed InterFund Program would be on terms that are no different from or less advantageous than that of other participating Funds.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.   The InterFund Loan Rate will be the average of the Repo Rate and the Bank Loan Rate.

2.   On each business day when an interfund loan is to be made, the InterFund Program Team will compare the Bank Loan Rate with the Repo Rate and will make cash available for InterFund Loans only if the InterFund Loan Rate is: (a) more favorable to the lending Fund than the Repo Rate; and (b) more favorable to the borrowing Fund than the Bank Loan Rate.

3.   If a Fund has outstanding bank borrowings, any InterFund Loan to the Fund will: (a) be at an interest rate equal to or lower than the interest rate of any outstanding bank borrowing; (b) be secured at least on an equal priority basis with at least an equivalent

percentage of collateral to loan value as any outstanding bank loan that requires collateral; (c) have a maturity no longer than any outstanding bank loan (and in any event not over seven days); and (d) provide that, if an event of default occurs under any agreement evidencing an outstanding bank loan to the Fund, that event of default by the Fund, will automatically (without need for action or notice by the lending Fund) constitute an immediate event of default under the interfund lending agreement which both (i) entitles the lending Fund to call the InterFund Loan immediately and exercise all rights with respect to any collateral and (ii) causes the call to be made if the lending bank exercises its right to call its loan under its agreement with the borrowing Fund.

4.   A Fund may borrow on an unsecured basis through the InterFund Program only if the relevant borrowing Fund's outstanding borrowings from all sources immediately after the interfund borrowing total 10% or less of its total assets, provided that if the borrowing Fund has a secured loan outstanding from any other lender, including but not limited to another Fund, the lending Fund's InterFund Loan will be secured on at least an equal priority basis with at least an equivalent percentage of collateral to loan value as any outstanding loan that requires collateral. If a borrowing Fund's total outstanding borrowings immediately after an InterFund Loan would be greater than 10% of its total assets, the Fund may borrow through the InterFund Program only on a secured basis. A Fund may not borrow through the InterFund Program or from any other source if its total outstanding borrowings immediately after the borrowing would be more than 33 1/3% of its total assets or any lower threshold provided for by the Fund's fundamental restriction or non-fundamental policy.

5.   Before any Fund that has outstanding interfund borrowings may, through additional borrowings, cause its outstanding borrowings from all sources to exceed 10% of its

total assets, it must first secure each outstanding InterFund Loan by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan. If the total outstanding borrowings of a Fund with outstanding InterFund Loans exceed 10% of its total assets for any other reason (such as a decline in net asset value or because of shareholder redemptions), the Fund will within one business day thereafter either: (a) repay all its outstanding InterFund Loans; (b) reduce its outstanding indebtedness to 10% or less of its total assets; or (c) secure each outstanding InterFund Loan by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan until the Fund's total outstanding borrowings cease to exceed 10% of its total assets, at which time the collateral called for by this condition 5 shall no longer be required. Until each InterFund Loan that is outstanding at any time that a Fund's total outstanding borrowings exceed 10% of its total assets is repaid or the Fund's total outstanding borrowings cease to exceed 10% of its total assets, the Fund will mark the value of the collateral to market each day and will pledge such additional collateral as is necessary to maintain the market value of the collateral that secures each outstanding InterFund Loan at least equal to 102% of the outstanding principal value of the InterFund Loans.

6.   No Fund may lend to another Fund through the InterFund Program if the loan would cause the lending Fund's aggregate outstanding loans through the InterFund Program to exceed 15% of its current net assets at the time of the loan.

7.   A Fund's InterFund Loans to any one Fund shall not exceed 5% of the lending Fund's net assets.

8.   The duration of InterFund Loans will be limited to the time required to receive payment for securities sold, but in no event more than seven days. Loans effected within seven days of each other will be treated as separate loan transactions for purposes of this condition.

9.   A Fund's borrowings through the InterFund Program, as measured on the day when the most recent loan was made, will not exceed the greater of 125% of the Fund's total net cash redemptions for the preceding seven calendar days or 102% of the Fund's sales fails for the preceding seven calendar days.

10.   Each InterFund Loan may be called on one business day's notice by a lending Fund and may be repaid on any day by a borrowing Fund.

11.   A Fund's participation in the InterFund Program must be consistent with its investment restrictions, policies, limitations and organizational documents.

12.   The InterFund Program Team will calculate total Fund borrowing and lending demand through the InterFund Program, and allocate InterFund Loans on an equitable basis among the Funds, without the intervention of any portfolio manager (other than a Money Market portfolio manager acting in his or her capacity as a member of the InterFund Program Team). All allocations will require the approval of at least one member of the InterFund Program Team who is high level employee and is not a Money Market portfolio manager. The InterFund Program Team will not solicit cash for the InterFund Program from any Fund or prospectively publish or disseminate loan demand data to portfolio managers (except to the extent that a Money Market portfolio manager has access to loan demand data). After the InterFund Program Team has allocated cash for InterFund Loans, any remaining cash will be invested in accordance with the standing instructions of the relevant portfolio manager or such remaining amounts will be invested directly by the portfolio managers of the Funds.

13.   The InterFund Program Team will monitor the InterFund Loan Rate charged and the other terms and conditions of the InterFund Loans and will make a quarterly report to the Boards concerning the participation of the Funds in the InterFund Program and the terms and other conditions of any extensions of credit under the InterFund Program.

14.   Each Board, including a majority of the Independent Board Members, will:

(a)   review, no less frequently than quarterly, the participation of each Fund it oversees in the InterFund Program during the preceding quarter for compliance with the conditions of any order permitting such participation;

(b)   establish the Bank Loan Rate formula used to determine the interest rate on InterFund Loans;

(c)   review, no less frequently than annually, the continuing appropriateness of the Bank Loan Rate formula; and

(d)   review, no less frequently than annually, the continuing appropriateness of the participation in the InterFund Program by each Fund it oversees.

15.   Each Fund will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any transaction by it under the InterFund Program occurred, the first two years in an easily accessible place, written records of all such transactions setting forth a description of the terms of the transaction, including the amount, the maturity and the InterFund Loan Rate, the rate of interest available at the time each InterFund Loan is made on overnight repurchase agreements and bank borrowings, and such other information presented to the Boards of the Funds in connection with the review required by conditions 13 and 14.

16.   In the event an InterFund Loan is not paid according to its terms and the default is not cured within two business days from its maturity or from the time the lending Fund makes a

demand for payment under the provisions of the interfund lending agreement, the Adviser to the lending Fund promptly will refer the loan for arbitration to an independent arbitrator selected by the Board of any Fund involved in the loan who will serve as arbitrator of disputes concerning InterFund Loans.[3] The arbitrator will resolve any problem promptly, and the arbitrator's decision will be binding on both Funds. The arbitrator will submit, at least annually, a written report to the Board of each Fund setting forth a description of the nature of any dispute and the actions taken by the Funds to resolve the dispute.

17.   The Advisers will prepare and submit to the Board for review an initial report describing the operations of the InterFund Program and the procedures to be implemented to ensure that all Funds are treated fairly. After the commencement of the InterFund Program, the Advisers will report on the operations of the InterFund Program at each Board's quarterly meetings. Each Fund's chief compliance officer, as defined in rule 38a-1(a)(4) under the Act, shall prepare an annual report for its Board each year that the Fund participates in the InterFund Program, that evaluates the Fund's compliance with the terms and conditions of the application and the procedures established to achieve such compliance. Each Fund's chief compliance officer will also annually file a certification pursuant to Item 77Q3 of Form N-SAR as such Form may be revised, amended or superseded from time to time, for each year that the Fund participates in the InterFund Program, that certifies that the Fund and its Adviser have implemented procedures reasonably designed to achieve compliance with the terms and conditions of the order. In particular, such certification will address procedures designed to achieve the following objectives:

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[3] If the dispute involves Funds that do not have a common Board, the Board of each affected Fund will select an independent arbitrator that is satisfactory to each Fund.

(a)   that the InterFund Loan Rate will be higher than the Repo Rate but lower than the

Bank Loan Rate;

(b)   compliance with the collateral requirements as set forth in the application;

(c)   compliance with the percentage limitations on interfund borrowing and lending;

(d)   allocation of interfund borrowing and lending demand in an equitable manner and

in accordance with procedures established by the Board; and

(e)   that the InterFund Loan Rate does not exceed the interest rate on any third party

borrowings of a borrowing Fund at the time of the InterFund Loan.

Additionally, each Fund's independent registered public accountants, in connection with

their audit examination of the Fund, will review the operation of the InterFund Program for

compliance with the conditions of the application and their review will form the basis, in part, of

the auditor's report on internal accounting controls in Form N-SAR.

18.   No Fund will participate in the InterFund Program, upon receipt of requisite

regulatory approval, unless it has fully disclosed in its prospectus and/or statement of additional

information all material facts about its intended participation.

For the Commission, by the Division of Investment Management, under delegated

authority.

Robert W. Errett
Deputy Secretary